UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2023

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 17, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 17, 2023, IFS’s Board of Directors unanimously approved the following:

1.

The Audited Separate and Consolidated Financial Statements for the fiscal year 2022, which includes the report of the external auditors Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. The Audited Separate and Consolidated Financial Statements will also be submitted for approval at the IFS’ 2023 Annual Shareholders’ Meeting (hereinafter, the “2023 ASM”).

2.	The Annual Report for the fiscal year 2022, which will also be submitted for approval at the 2023 ASM.
3.	To propose to the 2023 ASM the Net Profit Allocation and Dividend Distribution for the fiscal year 2022.
4.	To propose to the 2023 ASM the 2023 Dividend Policy.
5.

The call for IFS’s 2023 Annual Shareholders’ Meeting in accordance with IFS’s Bylaws and applicable law, to be held on first call on March 31st, 2023 and on second call on April 10th, 2023, both at 9:30 a.m. (Lima, Peru time) in virtual mode, in order to discuss the following agenda:

(a)	2022 Results Presentation.
(b)	Approval of the Annual Report for the fiscal year 2022.
(c)	Approval of the Audited Separate and Consolidated Financial Statements for the fiscal year 2022.
(d)	Presentation of results of IFS’ participation in the S&P Global 2022 Corporate Sustainability Assessment (CSA) and the Company’s progress in matters of sustainability (ESG).
(e)	Approval of Net Profit Allocation and Dividend Distribution for the fiscal year 2022.
(f)	Approval of Dividend Policy for the fiscal year 2023.
(g)	Appointment of Board of Directors for the period 2023-2025.
(h)	Approval of Share Repurchase Program and granting of powers.
(i)	Approval of power of attorney to formalize decisions approved at the 2023 Annual Shareholders’ Meeting.

The aforementioned resolutions will be effective as of today.

The Annual Report and the Audited Separate and Consolidated Financial Statements are posted on IFS’s website. The procedures for attending the 2023 Annual Shareholders’ Meeting are also posted on IFS’s website and are also set forth as an exhibit to the Form 6-K furnished to the SEC on February 13, 2023, which procedures may be accessed at: https://www.sec.gov/Archives/edgar/data/1615903/000156459023001817/ifs-ex991_6.htm

The agenda, the proposals and the form of proxy letter for the 2023 ASM will be published in the Company’s corporate web page www.ifs.com.pe

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 17, 2023	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel